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                       March 23, 2023

       Ezra Gardner
       Chief Executive Officer
       Gesher I Acquisition Corp.
       Hagag Tower
       North Tower, Floor 24
       Haarba 28, Tel Aviv, Israel

                                                        Re: Gesher I
Acquisition Corp.
                                                            Form 10-K for the
fiscal year ended September 30, 2022
                                                            Filed December 29,
2022
                                                            File No. 001-40897

       Dear Ezra Gardner:

               We issued a comment to you on the above captioned filing on February 8, 2023. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by April 5, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve a material outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction